  Exhibit 99.1
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX FOUNDERS INDUCTED INTO THE BIOINDUSTRY HALL OF FAME

EDMONTON, ALBERTA - November 15, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that its co-founders Dr. Lorne Tyrrell and Dr. Antoine Noujaim were inducted into the Alberta BioIndustry Hall of Fame as members of the initial class of inductees. Dr. Tyrrell received the honour at the 7th Annual BioAlberta AGM and Awards Gala held last week in Calgary, and Dr. Noujaim was honoured posthumously.

“Dr. Tyrrell’s induction into the BioIndustry Hall of Fame underscores the fact that he is one of the most innovative and respected people in the field of virology,” said Douglas Gilpin, Chairman of the Board of ViRexx Medical Corp. “As our Chief Executive and Chief Scientific Officer, Dr. Tyrrell’s experience and knowledge in anti-viral drug development is invaluable as he guides the commercialization strategy for our Chimigen™ program for the treatment of chronic hepatitis B and hepatitis C.”

Dr. Tyrrell’s research at the University of Alberta led to the development of the anti-viral drug, lamivudine, currently a first line treatment for chronic hepatitis B (HBV) infection marketed by GlaxoSmithKline. His exceptional contributions to medical research have been recognized by his peers through awards such as the ASTech Award for Innovation and Science in Alberta, the Kaplin Award for Excellence in Research, the Prix Galien Canada Medal, the Principle Award for Innovation from the Manning Foundation and the Order of Canada. Dr. Tyrrell is the co-discoverer of ViRexx’s proprietary Chimigen™ vaccine technology. ViRexx’s lead Chimigen™ candidate, HepaVaxx B Vaccine, has recently completed a Phase I trial.

Dr. Noujaim’s vision and long standing commitment to technology transfer from university laboratories to the private sector were critical to the development of Alberta’s life science sector. Research from Dr. Noujaim’s laboratory resulted in the formation of several successful biotechnology companies. One of the products from his endeavors with these companies, OvaRex® MAb, is today in a pivotal clinical trial. Dr. Noujaim succumbed to pancreatic cancer earlier this year before realizing his dream of seeing this drug approved for the treatment of ovarian cancer.

About ViRexx Medical Corp.
ViRexx is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. ViRexx’s most advanced programs include product candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensee Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. Both Phase III trials completed enrollment in the first half of 2006, and an analysis of the data is expected in second half of 2007. For additional information about ViRexx, please see www.virexx.com.

About BioAlberta
BioAlberta is a private, not-for-profit industry association, representing BioAlberta’s growing biotechnology sector. BioAlberta currently lists over 100 members, including producers, users and supporters of biotechnology activities in Alberta. On behalf of its membership, BioAlberta promotes increased awareness and support for the growth of Alberta’s biotechnology industry and biotech capabilities across all sectors.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com